SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 19, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 19, 2011 regarding “ST-Ericsson reports third quarter 2011 financial results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 19, 2011

Press Release October 19, 2011

ST-Ericsson reports third quarter 2011 financial results

Net sales $412 million, including IP licensing to a third party

Adjusted operating loss1) $194 million

Revenue from new products passed the 50 percent threshold

Geneva, Switzerland, October 19, 2011 – ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the third fiscal quarter ending October 1, 2011.

“Sales in the third quarter came in slightly ahead of expectations, even when excluding $20 million of revenue from IP licensing to a third party,” said Gilles Delfassy, president and CEO of ST-Ericsson. “Revenue from new products continued to grow, making up more than half of our total sales.

“We continue to make progress on having more devices in the market with ST-Ericsson inside. The first smartphone using one of our NovaThor™ platforms has ramped in the market – the HTC Sensation Z710t for China Mobile. There are also several new smartphone models in the market based on our Thor™ modem technology.

“Our financial performance continues to be challenging, but in addition to growing sales from new products, we’re on plan to execute the cost-saving measures announced in June, and we continue to make improvements within our organization to achieve greater efficiencies.

“With our new platforms starting to ramp in volume, we look forward to seeing more and more the benefits as we go into production in the coming quarters with several of the world’s largest smartphone and tablet makers.”

Press Release October 19, 2011

2011 third quarter financial summary (unaudited)

$ million	Q3 2011	Q2 2011	Q3 2010
Income Statement
NET SALES	412	385	565
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(194)	(181)	(85)

- amortization of acquisition-related intangibles	(25)	(25)	(25)
- restructuring charges	(5)	(15)	(19)
OPERATING INCOME / (LOSS) as reported	(224)	(222)	(129)
NET INCOME / (LOSS)	(211)	(221)	(121)

$ million	Q3 2011	Q2 2011	Q3 2010
Net Financial Position
Cash, cash equivalents & short-term deposits	20	18	89
Parent companies short-term credit facilities	(614)	(445)	(50)
Net Financial Position²)	(594)	(427)	39

Additional financial information

The net financial position2) at the end of the third quarter was negative $594 million. The sequential decrease, mainly due to the operating loss, was mitigated by actions to accelerate the cash conversion cycle and reduce working capital. During the third quarter the company sold trade receivables without recourse, of which $162 million were outstanding at the end of the quarter, representing a sequential decrease of $17 million.

Inventory decreased by $37 million reaching $281 million at the end of the third quarter.

Outlook

For the fourth quarter 2011, ST-Ericsson expects net sales to be slightly up sequentially.

Press Release October 19, 2011

Highlights – products, technology and wins announced in third quarter 2011

Products

•	Launched its Nova™-powered Snowball developer board in the Chinese market.

Customers

•	China Mobile and HTC launched the HTC Sensation Z710t in September, the first smartphone based on ST-Ericsson’s powerful new NovaThor platform.

•	Lenovo’s new Android-based ThinkPad™ tablet features Ericsson’s mobile broadband modules, based on ST-Ericsson’s Thor HSPA+ 21Mbps modem.

•

Panasonic launched a smartphone based on ST-Ericsson’s Thor thin modem. Panasonic also announced that additional smartphones based on ST-Ericsson’s Thor HSPA+ 21Mbps thin modems will be available by the end of the year.

Partners/technology

•	To drive innovation in mobile augmented reality, ST-Ericsson intensified collaboration in mobile augmented reality research projects with metaio, a world leader in augmented reality solutions.

Financial results appendix (unaudited)

2010 financial results by quarter

$ million	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Income Statement
NET SALES	606	544	565	577
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(114)	(118)	(85)	(119)

- amortization of acquisition-related intangibles	(24)	(25)	(25)	(28)
- restructuring charges	(27)	(5)	(19)	(24)
OPERATING INCOME / (LOSS) as reported	(164)	(148)	(129)	(171)
NET INCOME / (LOSS)	(154)	(139)	(121)	(177)

Footnotes

1)	The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of these items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities

Press Release October 19, 2011

Notes to editors

ST-Ericsson invites journalists, analysts and investors to a conference call scheduled on October 20, at 5pm CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $2.3 billion in 2010. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications Carol Streitberger Brighton, Geneva, Switzerland	Investor & Analyst Relations Fabrizio Rossini, Geneva, Switzerland Phone: +41 22 929 6973 Email: investor.relations@stericsson.com

Public & Media Relations Pamela McCracken, Santa Clara, CA, U.S.A. Phone: +1 408 919 8743 Email: media.relations@stericsson.com	Ericsson Investor Relations Asa Konnbjer, Stockholm, Sweden Phone: +46 10 713 3928 Email: investor.relations@ericsson.com

Roland Sladek, Geneva, Switzerland Phone: +41 22 930 2733 Email: media.relations@stericsson.com	STMicroelectronics Investor Relations Tait Sorensen, Phoenix, AZ, U.S.A. Phone: +1 602 485 2064 Celine Berthier, Geneva, Switzerland Phone: +41 22 929 5812 Email: investors@st.com

Press Release October 19, 2011

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.